Mail Stop 6010

Patricia Nachtigal, Esq.
Senior Vice President and General Counsel
c/o Ingersoll-Rand Company
155 Chestnut Ridge Road
Montvale, New Jersey 07645

> **Re: Ingersoll-Rand Company Limited**
> **Supplemental Correspondence dated May 1, 2008**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed April 24, 2008**
> **File No. 333-149537**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 1-16831**
>
> **Trane, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 20, 2008**
> **Form 8-K dated January 29, 2008**
> **File No. 1-11415**

Dear Ms. Nachtigal:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 5.1

1.   Based on the correspondence submitted under Conyers Dill & Pearman's letterhead as well as a telephone conversation between Joseph McCann, Staff Attorney, and David Cooke of Conyers Dill on April 30, 2008, it appears that a risk exists that the shares of Ingersoll-Rand common stock issued as part of the merger consideration may not be fully paid. Please provide us with a discussion and analysis of the consequences under Bermuda law should this occur. For example, but without limitation, will former Trane stockholders who receive shares of Ingersoll-Rand common stock that are not fully paid have the same rights as Ingersoll-Rand stockholders who have received fully paid shares? May the board of directors of Ingersoll-Rand legally issue shares of common stock that are not fully paid? Would such issued shares be non-assessable?

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Kevin Kuhar at (202) 551-3662 or Angela Crane, Branch Chief, at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3444 with any other questions.

                                Sincerely,

                                Perry Hindin
                                Special Counsel

cc (via fax):   Mario Ponce, Esq.—Simpson Thatcher & Bartlett LLP